SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

LIBERTY LATIN AMERICA LTD.

(Name of Issuer)

Class A common shares, par value $0.01 per share

(Title of Class of Securities)

Class A common shares: G9001E 102

(CUSIP Number)

John C. Malone

c/o Liberty Latin America Ltd.

1550 Wewatta Street, Suite 710

Denver, CO 80202

(303) 925-6000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Class A common shares: 1,930,584 (1)(2)(3)(4)(5)

	8.	Shared Voting Power Class A Common Shares: 0

	9.	Sole Dispositive Power Class A common shares: 1,930,584 (1)(2)(3)(4)(5)

	10.	Shared Dispositive Power Class A Common Shares: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A common shares: 1,930,584 (1)(2)(3)(4)(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Class A Common Shares: 4.0% (5)(6)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 Includes 29,641 Class A common shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2)                                 Includes 859,555 Class A common shares held by Columbus Holding LLC, in which Mr. Malone has a controlling interest.

(3)                                 Includes 9,548 Class A common shares that are subject to options, which were exercisable as of, or will be exercisable within 60 days of, December 29, 2017.

(4)                                 Includes 895,071 Class A common shares pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated and 166,410 Class A common shares pledged to Fidelity Brokerage Services LLC in support of one or more lines of credit or margin accounts executed with such entities.

(5)                                 Does not include Class A common shares issuable upon conversion of Class B common shares owned by (i) a trust (the “Malone Trust”) with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (Mr. Malone retains sole voting and dispositive power with respect to the common shares held by the Malone Trust) and (ii) two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children (Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute the assets held by the Trusts and Mr. Malone disclaims beneficial ownership of the shares held in the Trusts); however, if such Class A common shares were included, Mr. Malone would beneficially own 3,466,341 Class A common shares and the percent of Class A common shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 6.9% of such Class A common shares outstanding, subject to the relevant footnotes set forth herein.

(6)                                 Based on 48,438,389 Class A common shares outstanding immediately following the Split-Off (as defined herein), as of December 29, 2017, as reported by the Issuer in its Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission on January 5, 2018 and as calculated in accordance with Rule 13d-3. Each Class B common share is convertible, at the option of the holder, into one Class A common share. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 25.5% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and 1,940,193 Class B common shares that were outstanding immediately following the Split-Off, as of December 29, 2017, as reported by the Issuer in the Form 8-K.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY LATIN AMERICA LTD.

Item 1. Security and Issuer

John C. Malone (“Mr. Malone”) is filing this statement on Schedule 13D (this “Statement”) with respect to the Class A common shares, par value $0.01 per share (the “Class A common shares”) of Liberty Latin America Ltd., an exempted Bermuda company limited by shares (the “Issuer”), beneficially owned by Mr. Malone.

The Issuer’s executive offices are located at: (i) Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and (ii) 1550 Wewatta Street, Suite 710, Denver, CO 80202.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the Class A common shares issuable upon the conversion of the Class B common shares, par value $0.01 per share (the “Class B common shares”), of the Issuer. At the option of the holder, each Class B common share is convertible into one Class A common share. Class A common shares are not convertible. The holders of Class A common shares and Class B common shares generally vote together as a single class with respect to all matters submitted to be voted on by the shareholders of the Issuer, as set forth in the Issuer’s memorandum of association and bye-laws. The holders of Class B common shares are entitled to ten votes per share and the holders of Class A common shares are entitled to one vote per share.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership of Class A common shares of the Issuer pursuant to the split-off (the “Split-Off”) of the Issuer from Liberty Global plc (“Liberty Global”), which was completed on December 29, 2017 (the “Distribution Date”). As a result of the Split-Off, the Issuer became an independent, publicly traded company and the Class A common shares were registered under the Exchange Act. Pursuant to the Split-Off, on the Distribution Date, Liberty Global distributed (the “distribution”) to holders of its LiLAC Class A ordinary shares, nominal value $0.01 per share (the “LiLAC Class A ordinary shares”), LiLAC Class B ordinary shares, nominal value $0.01 per share (the “LiLAC Class B ordinary shares”) and LiLAC Class C ordinary shares, nominal value $0.01 per share (together with the LiLAC Class A ordinary shares and the LiLAC Class B ordinary shares, the “LiLAC ordinary shares”), as a dividend, (i) one Class A common share of the Issuer for each LiLAC Class A ordinary share, (ii) one Class B common share of the Issuer for each LiLAC Class B ordinary share and (iii) one Class C common share, par value $0.01 per share (the “Class C common shares”)  of the Issuer for each LiLAC Class C ordinary share, in each case, held by such holder as of the Distribution Date. Immediately following the distribution, all outstanding LiLAC ordinary shares were redesignated as deferred shares (with virtually no economic rights) and were automatically transferred for no consideration to a third-party designee, in each case, in accordance with the Liberty Global articles of association and applicable law. As a result, immediately following the Split-Off, Mr. Malone beneficially owned 1,930,584 Class A common shares, 1,535,757 Class B common shares of the Issuer and 6,766,329 Class C common shares.

Item 2. Identity and Background

(a) - (f)

The reporting person is Mr. Malone, whose business address is c/o Liberty Latin America Ltd., 1550 Wewatta Street, Suite 710, Denver, CO 80202. Mr. Malone is a director of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Malone acquired beneficial ownership of the Class A common shares reported on this Statement on December 29, 2017 pursuant to the Split-Off.

Item 4. Purpose of the Transaction

Mr. Malone acquired beneficial ownership of the Class A common shares reported on this Statement pursuant to the Split-Off.

Other than as set forth in this Statement, Mr. Malone does not have any current plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board of directors of the Issuer; (v) any material change in the capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s memorandum of association or bye-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect to (i) acquire additional securities of the Issuer in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) dispose of all or a portion of his holdings of securities of the Issuer. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the securities of the Issuer.

The information contained in Item 6 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) - (b) As a result of the Split-Off, Mr. Malone beneficially owns (without giving effect to the conversion of Class B common shares beneficially owned by Mr. Malone into Class A common shares) 1,930,584 Class A common shares (including (A) 29,641 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership, (B) 859,555 shares held by Columbus Holding LLC (“CHLLC”), in which Mr. Malone has a controlling interest and (C) 9,548 shares that are subject to options, which were exercisable as of, or will be exercisable within 60 days of, December 29, 2017). There were 48,438,389 Class A common shares (as calculated in accordance with Rule 13d-3), 1,940,193 Class B common shares and 120,843,539 Class C common shares outstanding as of

December 29, 2017 immediately following the Split-Off, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2018. As a result, the Class A common shares beneficially owned by Mr. Malone immediately following the Split-Off constituted approximately 4.0% of such class of shares. Mr. Malone, through (i) a trust (the “Malone Trust”) with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (Mr. Malone retains sole voting and dispositive power with respect to the common shares held by the Malone Trust) and (ii) two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children (Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute the assets held by the Trusts and Mr. Malone disclaims beneficial ownership of the shares held in the Trusts), also beneficially owns 1,535,757 Class B common shares. Holders of Class A common shares are entitled to one vote per share, whereas holders of Class B common shares are entitled to ten votes per share. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 25.5% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. If Mr. Malone were to convert all of the Class B common shares that he beneficially owns into Class A common shares, Mr. Malone’s beneficial ownership of voting equity securities of the Issuer would constitute approximately 6.9% of the Class A common shares and 6.4% of the voting power of the Issuer based on the outstanding shares noted above.

Mr. Malone, CHLLC and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, and the sole power to dispose of, or to direct the voting or disposition of, their respective Class A common shares. Mr. Malone, in his capacity as a trustee of the Malone Trust, has the sole power to vote and dispose of the Class B common shares held by the Malone Trust. The Trusts hold 19,249 Class B common shares; Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of such shares (subject to his right of substitution). Other than with respect to Mr. Malone’s rights to substitute assets held by the Trusts, to Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares held by the Trusts.

(c)           Except as reported in this Statement, none of Mr. Malone, CHLLC or, to his knowledge, his wife, has executed any transactions in respect of the Class A common shares within the last sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a letter agreement, dated as of December 29, 2017, among Michael T. Fries (“Mr. Fries”), Executive Chairman of the Issuer, Mr. Malone and the Malone Trust, the parties agreed that, for so long as Mr. Fries is serving as a principal executive officer of the Issuer or serving on its board of directors, (i) in the event the Malone Trust or any Permitted Transferee (as defined in the letter agreement) is not voting the Class B common shares owned by the Malone Trust, Mr. Fries will have the right to vote such Class B common shares and (ii) in the event the Malone Trust or any Permitted Transferee determines to sell such Class B common shares, Mr. Fries (individually or through an entity he controls), will have an exclusive right to negotiate to purchase such shares, and if the parties fail to come to an agreement and the Malone Trust or any Permitted Transferee subsequently intends to enter into a sale transaction with a third-party, Mr. Fries (or an entity controlled by him) will have a right to match the offer made by such third-party.

The foregoing summary of the letter agreement does not purport to be complete and is qualified in its entirety by reference to such letter agreement, which is filed as Exhibit 7(a) to this Statement and is incorporated by reference herein.

Of the Class A common shares beneficially owned by Mr. Malone, 895,071 shares are pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated and 166,410 shares are pledged to Fidelity Brokerage Services LLC in connection with one or more lines of credit or margin accounts executed with such entities.

Item 7. Material to be Filed as Exhibits

7(a)                          Letter Agreement, dated as of December 29, 2017, among Michael T. Fries, John C. Malone and the Malone LG 2013 Charitable Remainder Unitrust

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 8, 2018
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

7(a)                          Letter Agreement, dated as of December 29, 2017, among Michael T. Fries, John C. Malone and the Malone LG 2013 Charitable Remainder Unitrust.